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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                               -------------------


                                 AMENDMENT NO. 1

                                       TO

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT

                                      UNDER

             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               -------------------


                          SIGNAL TECHNOLOGY CORPORATION
                            (Name of Subject Company)

                          SIGNAL TECHNOLOGY CORPORATION
                        (Name of Person Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   826675 10 0
                      (CUSIP Number of Class of Securities)


                                GEORGE E. LOMBARD
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                          SIGNAL TECHNOLOGY CORPORATION
                               TOWER AT NORTHWOODS
                               222 ROSEWOOD DRIVE
                          DANVERS, MASSACHUSETTS 01923
                                 (978) 774-2281

      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                 with a copy to:

                             ROGER D. FELDMAN, ESQ.
                             FISH & RICHARDSON P.C.
                               225 FRANKLIN STREET
                        BOSTON, MASSACHUSETTS 02110-2894
                                 (617) 956-5924

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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      This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission by Signal Technology Corporation on April 25, 2003. Except as otherwise indicated, the information set forth in the original
Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the original Schedule 14D-9.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

      Item 2 is amended and supplemented by deleting the last paragraph thereof in its entirety and replacing it with the following:

      All information contained in this Statement or incorporated herein by reference directly concerning Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided for inclusion herein by Purchaser or Parent or obtained from reports or statements filed by Purchaser or Parent with the SEC, including, without limitation, the Schedule TO, and the Company has not verified the accuracy of such information. The Company has, however, received and commented on those portions of the Offer to Purchase directly concerning the Company or actions or events with respect to the Company.

ITEM  3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      Item 3 is amended and supplemented as follows:

      (1) The following sentence is inserted after the third sentence of the subsection entitled "Treatment of Stock Options":

As of April 24, 2003, the aggregate dollar value of the cash amounts that shall be payable to all holders of Company Options is $14,920,169.46, and the aggregate dollar value of the cash amounts that shall be payable to the officers and directors of the Company who hold Company Options is $9,904,185.63.

      (2) The first paragraph of the subsection entitled "Employee Stock Purchase Plan" is amended by deleting the second sentence thereof and replacing it with the following:

The Board authorized and directed the current offering period under the ESPP to be terminated as of May 2, 2003.

ITEM  4. THE SOLICITATION OR RECOMMENDATION.

      Item 4 is amended and supplemented as follows:

      (1) The second paragraph of the subsection entitled "Background of the Offer and the Merger" is deleted in its entirety and replaced with the following:

      In late 2001, the Board considered (i) the detrimental effect that the Company's non-defense businesses were having on the Company's market valuation and (ii) the relatively high multiples of net income at which defense companies were then trading. The Board was concerned that such multiples would not be long lasting and decided to explore whether it would be feasible to dispose of the Company's non-defense businesses and sell the Company as solely a defense business at a premium to its market valuation as solely a defense business. To that end, in early 2002, the Board contacted several investment banks, including Wachovia and Needham & Company, Inc. ("Needham"), regarding a potential engagement as the Company's advisor to explore a possible sale or merger of the Company.

      In March 2002, the Board authorized the Company to engage Wachovia as its advisor in order to explore a possible merger or sale of the Company. At such time the Board also authorized the Company to retain Needham to provide a fairness opinion in connection with any such merger or sale. Subsequently, the Company realized that Wachovia's engagement contemplated the issuance of a fairness opinion by
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Wachovia, and that obtaining such an opinion from Needham would result in an additional cost to the Company of $250,000. The Company and Needham then agreed that Needham would not provide any fairness opinion, as had previously been agreed between the parties, but that the Company would still pay Needham a fee equal to $100,000 as consideration for breaking its agreement with Needham and Needham's having stayed up to date on any potential transaction in the event its services may have been required by the Company. The engagements letters between the Company and each of Wachovia and Needham are described in Item 5 of this Statement.

      (2) The eighth paragraph of the subsection entitled "Background of the Offer and the Merger" is deleted and replaced with the following:

      Between September 6 and September 13, 2002, representatives of the Company and Wachovia engaged in several discussions with Mr. Whitelock in which the Company sought to persuade Parent to increase its indicated price range and sought further clarification regarding Parent's September 6, 2002 indication of interest, including Parent's assumptions underlying the proposed price range. George Lombard, the Company's Chairman and Chief Executive Officer, also told Parent that it needed to get closer to an acquisition price of $14.50 per Share.

      (3) The sixteenth paragraph of the subsection entitled "Background of the Offer and the Merger" is deleted in its entirety and replaced with the following:

      On November 11, 2002, Mr. Lombard had a telephone conversation regarding the transaction with Mr. Fast. Mr. Lombard indicated that Parent's November 4, 2002 proposal was not satisfactory to the Company and that there was at least one other party that had shown strong interest that Mr. Lombard expected would result in a superior offer. Mr. Lombard encouraged Mr. Fast to improve Parent's proposal to a purchase price closer to $14.00 per Share. Mr. Fast stated that, on the basis of the information available to him at that time, Parent would not agree to improve its proposal. He suggested that the Company should pursue the alternative proposal if it deemed the proposal superior, but that Parent would be willing to resume discussions with the Company if new information became available.

      (4) The following paragraph is inserted after the twenty-third paragraph of the subsection entitled "Background of the Offer and the Merger":

      On April 3, 2003, Mr. Fast, Mr. Whitelock and certain other members of the management of Parent and Crane Aerospace, together with representatives of JPMorgan, met with Mr. Lombard, Mr. Nelsen and members of the Company's operating management to review the Company's results for the quarter ended March 31, 2003 and its updated forecast for the balance of the year for the Company as a whole and also on a divisional basis. The Company's operating management presented to Parent its internal forecast (which reflected preliminary results for the first quarter of 2003) for revenue and pre-tax income for 2003 of $109.4 million and $12.3 million, respectively. The Company informed Parent that, as compared to its external guidance, these internal operating forecasts did not include any discount for unforeseen risks or uncertainties that the Company has generally applied. The Company stated that such discount for 2003 amounted to a reduction of approximately 10 to 15 percent of revenues and pre-tax income. With respect to the first quarter of 2003, the Company informed Parent that, subject to final closing adjustments, revenues were expected to be $21.5 million and pre-tax income was expected to be $1.7 million. During this meeting, the Company's operating management also presented to Parent information concerning orders, which the Company stated were below its internal plan for the first quarter but were expected to recover to meet planned levels for the full year 2003.

      (5) The eighth bullet in the first paragraph of the subsection entitled "Reasons for the Recommendation of the Board" is deleted in its entirety and replaced with the following:

      - The opportunities and challenges facing the Company and the uncertainties surrounding the time-frame in which defense sector multiples could fall back to their historic lower levels, as well as the Company's ability to achieve its goals and objectives for new business development and the Company's performance execution risks, including competition and market risks. Specifically,
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            the Board considered the opportunities resulting from, among other things, the possible successful venture into homeland security and new integrated product offerings. The Board also considered the challenges and risks to the Company's ability to achieve these successes, including, among others: the uncertainties of the U.S. Government's defense budget; the high cost of having to maintain state of the art technologies; increases in competition; the viability of its customers due to heavy competition in such customers' businesses; and the ability to hire and retain engineers due to the high demand for such employees.

ITEM  5. PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 5 is amended and supplemented by deleting the first sentence of the second paragraph thereof and replacing it with the following:

      With Wachovia's consent, the Company retained Needham pursuant to the terms of an engagement letter, dated as of March 4, 2003, to act as its non-exclusive financial advisor in connection with a possible transaction involving Parent.
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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to Schedule 14D-9 is true, complete and correct.

                                   SIGNAL TECHNOLOGY CORPORATION

                                   By:         /s/ Robert N. Nelsen
                                        --------------------------------
                                   Name:    Robert N. Nelsen

                                   Title:   Vice President, Treasurer and Chief
                                             Financial Officer

Dated: May 12, 2003